ANGEL OAK FUNDS TRUST

CODE OF ETHICS (“TRUST CODE”)

Adopted: October 16, 2014

Angel Oak Funds Trust (the “Trust”) on behalf of its series the Angel Oak Flexible Income Fund and Angel Oak Multi-Strategy Income Fund and any series of the Trust that the Board of Trustees may establish in the future (each, a “Fund,” and collectively, the “Funds”) adopts as the Trust’s code of ethics the code of ethics of its investment adviser, Angel Oak Capital Advisors, LLC (the “Adviser”), as amended from time to time (the “Adviser Code”), with the following changes:

1.	Definitions.

(a)      “Access Person” means any Advisory Person of the Funds.  All of the Funds’ trustees and officers are presumed to be Access Persons of the Funds.

(b)      “Advisory Person” means (i) any trustee, officer or employee of the Funds or of any company in a control relationship to the Funds, who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of Reportable Securities by the Funds, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and (ii) any natural person in a control relationship to the Funds who obtains information concerning recommendations made to the Fund with regard to the purchase or sale of Reportable Securities by the Funds.

(c)      “Access Person” under the Trust Code shall not include any individual who is required to file reports under the Adviser Code.

(d)      Any trustee of the Funds who is not an “interested person” of the Funds within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended (“1940 Act”) (“independent trustee”), shall not be deemed to be an “Access Person” as that term is used in the Adviser Code.

(e)      Any officer of the Funds who is not an employee, manager, member, director or officer of the Adviser (“unaffiliated officer”) shall not be deemed to be an “Access Person” as that term is used in the Adviser Code.

(f)      The “Chief Compliance Officer” (“CCO”) for purposes of the Trust Code shall be the Trust’s CCO as appointed by the Trust’s board of trustees from time to time.

(g)      The term “Reportable Security” in connection with the reporting requirements set forth below shall include all securities (as defined in section 2(a)(36) of the 1940 Act), but shall not include shares of open-end mutual funds, direct obligations of the U.S. government, bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements.

2.	Reporting Requirements for Independent Trustees and Unaffiliated Officers.

(a)         Reporting Requirements for Independent Trustees.  An independent trustee of the Trust need only report a transaction in a Reportable Security in a quarterly transaction report if such trustee, at the time of that transaction, knew or, in the ordinary course of fulfilling his or her official duties as a trustee of the Trust, should have known that, during the 15-day period immediately before or after the date of the transaction by the trustee, such Reportable Security was purchased or sold by a Fund or was being considered by a Fund or the Adviser for purchase or sale by the Fund.  An independent trustee need not report any transactions effected for Reportable Securities held in any account over which the person has no direct or indirect influence or control.  Independent trustees are not subject to the requirements relating to Initial or Annual Holdings Reports or any of the other requirements set forth in the “Reporting Requirements” section of the Adviser Code, except for the quarterly transaction reports described above.  Independent trustees need not complete and return a quarterly transaction report when there are no transactions to report. On or about the end of each quarter, the Trust’s administrator shall remind each independent trustee of the need to report applicable securities transactions, and the absence of a response from an independent trustee shall be deemed to mean the independent trustee had no transactions to report for the respective period.

 (b)         Reporting Requirements for Unaffiliated Officers.

(i)         Initial and Annual Holdings Report. Each unaffiliated officer shall, no later than 10 days after the person becomes an Access Person, file an initial holdings report with information no older than 45 days, and, within 45 days after December 31 of each year, file an annual holdings report with the Trust’s CCO containing the following information:

(A)         the title, number of shares and principal amount of each Reportable Security in which the Access Person had any direct or indirect beneficial ownership when the person became an Access Person;

(B)         The name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person as of the date the person became an Access Person; and

(C)         The date that the report is submitted by the Access Person.

 (ii)         Quarterly Transactions Report. Each unaffiliated officer shall, no later than 30 days after the end of each calendar quarter, file a quarterly transactions report with the Trust’s CCO containing the following information:

(A)         Quarterly Transactions. With respect to any transaction during the quarter in a Reportable Security in which the Access Person had any direct or indirect beneficial ownership:

(1)         The date of the transaction, the title, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Reportable Security involved;

(2)         The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(3)         The price of the Reportable Security at which the transaction was effected;

(4)         The name of the broker, dealer or bank with or through which the transaction was effected; and

(5)         The date that the report is submitted by the Access Person.

(B)         New Accounts. With respect to any account established during the quarter by the Access Person in which any securities were held during the quarter for the direct or indirect benefit of the Access Person:

(1) The name of any broker, dealer or bank with whom the Access Person established the account;

(2) The date the account was established; and

(3) The date that the report is submitted by the Access Person.

(c)         The Chief Compliance Officer or her designee will identify each “Access Person” who is under a duty to make reports under the Trust’s Code and will inform these persons of such duty.

3.	Administration of the Trust Code.

(a)         General Rule. The Trust must use reasonable diligence and institute procedures reasonably necessary to prevent violations of the Trust Code.

(b)         Written Report to Board of Trustees.  No less frequently than annually, the Trust must furnish to its board of trustees, and the board of trustees must consider, a written report that:

(i)         Describes any issues arising under the Trust Code or procedures since the last report to the board of trustees, including, but not limited to, information about material violations of the Trust Code or procedures and sanctions imposed in response to the material violations; and

(ii)         Certifies that the Trust has adopted procedures reasonably necessary to prevent Access Persons from violating the Trust Code.

(c)         Sanctions.  A sanction, if any, to be imposed on an independent trustee may be imposed not by the Adviser but rather by a majority of the other, uninvolved trustees of the Trust.